                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 27)

                              Quanta Services, Inc.
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

 Leslie J. Parrette, Jr., Senior Vice President, General Counsel and Corporate Secretary
 ---------------------------------------------------------------------------------------
                 Aquila, Inc. (formerly, UtiliCorp United Inc.)
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box.  |  |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               CUSIP No. 74762E102
----- --------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Aquila, Inc. (formerly, UtiliCorp United Inc.)    #440541877
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)
        (b)  X
----- --------------------------------------------------------------------------
  3   SEC USE ONLY
----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

----- --------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION

      Delaware
----- ------------ -------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 23,739,079
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   23,739,079
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       23,739,079
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                     X
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.65%**
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
       CO
------ -------------------------------------------------------------------------

*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D originally filed on October 4, 1999, Aquila has the ability to vote or direct the vote of the shares subject to the
     Stockholder's Voting Agreements only in two limited, tax-related circumstances. Aquila expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting
     Agreements.

**   The percentage reflected in row 13 above is obtained by using 77,441,955 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 60,217,150 shares of Issuer's issued and outstanding Common Stock (Issuer's Form 10-Q filed on May 15, 2002, indicates that 68,217,150 shares of Common Stock were outstanding as of May
     8, 2002, but for purposes of this filing, Aquila has subtracted the
     8,000,000 shares of Common Stock reacquired by the Issuer from a Stock
     Employee Compensation Trust ("SECT") pursuant to the terms of the
     Settlement and Governance Agreement between Issuer and Aquila dated May 20,
     2002 in which the parties agreed that Issuer would terminate the SECT), and
     (b) 17,224,805 shares of

     Common Stock into which Issuer's Convertible Preferred Stock held by Aquila is convertible. Also note that the percentage of Common Stock owned by
     Aquila on a partially diluted basis is approximately 29.06%. This percentage is obtained by using 81,694,701 shares as the denominator, which includes (a) the 77,441,955 shares discussed in the previous paragraph, (b)
     1,089,350 shares of Limited Vote Common Stock (as indicated as outstanding as of May 8, 2002 in Issuer's Form 10-Q filed on May 15, 2002), and (c)
     3,163,396 shares of Common Stock into which the Issuer's Convertible
     Subordinated Notes can be converted (as indicated in the Issuer's Form 10-Q filed on May 15, 2002). Aquila's ownership can be further diluted by (x)
     other classes of Issuer's securities that can be converted into Common
     Stock and (y) shares of Common Stock issuable under Issuer's Stock Option
     Plan.

                              AMENDMENT NO. 27 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to Aquila, Inc. (formerly known as
UtiliCorp United Inc.), a Delaware corporation ("Reporting Person" or "Aquila"), and the common stock, par value $0.00001 per share (the "Common Stock"), of
Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of Aquila. The Schedule 13D originally filed on
October 4, 1999 on behalf of Aquila (the "Original Schedule 13D") and twenty-six amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999,
October 26, 1999, November 9, 1999, January 13, 2000, April 27, 2000, May 25,
2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1, 2001, October 4,
2001, October 11, 2001, October 19, 2001, October 30, 2001, November 13, 2001,
November 28, 2001, February 8, 2002, February 25, 2002, March 7, 2002, March 12,
2002, March 21, 2002, March 26, 2002 and May 22, 2002 respectively, on behalf of
Aquila are incorporated by reference and amended as follows.

ITEM 4.  PURPOSE OF TRANSACTION.

         As stated in the Original Schedule 13D, Aquila's initial acquisition of
Quanta capital stock was for investment purposes. In addition, as further stated
in Amendment No. 26 to Schedule 13D that Aquila filed on May 22, 2002, Aquila intends to review its investment in Quanta on a continuing basis, and depending upon the price of and other market conditions relating to Quanta's Common Stock, any developments affecting Quanta and Aquila, Quanta's and Aquila's businesses and prospects, other investment and business opportunities available to Aquila and its affiliates, general stock market and economic conditions, tax considerations and other factors deemed relevant, Aquila may decide to increase or decrease the size of its investment in Quanta, subject in all cases to the standstill restrictions and other provisions of the Settlement and Governance
Agreement between Quanta and Aquila dated May 20, 2002.

          Consistent with the foregoing statements, Aquila entered into a Stock
Sales Plan with Raymond James Financial, Inc. (the "Broker") on July 23, 2002.
This Sales Plan is attached hereto and is incorporated by reference in its entirety in this Item 4. Under the Sales Plan, Aquila engaged the Broker to effect, within the Broker's sole discretion, a sale or a series of sales of the
Common Stock from time to time after July 23, 2003, on the New York Stock
Exchange at the then prevailing market price, subject to the volume limitations and the manner of sales requirements set forth in Rule 144 under the Securities
Act of 1933. The volume limitations of Rule 144 limit Aquila's sales of the
Common Stock during a three-month period to the greater of (a) 1% of the outstanding shares of Quanta or (b) the average weekly trading volume of the
Common Stock achieved during the preceding four weeks of trading.

         The Sales Plan will terminate on the date that the maximum number of shares of the Common Stock has been sold in accordance with Rule 144 or an earlier time as determined by Aquila.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Between July 24, 2002 and July 31, 2002, Aquila sold 5,504,100 shares of Common Stock through the Broker on the open market for aggregate sale proceeds of $11,282,494.94, inclusive of selling commission and/or fees. The details of these sales are as follows:

        ------------ ----------------- --------------- -----------------
         Trade Date   Settlement Date    Shares Sold    Average Price*
        ------------ ----------------- --------------- -----------------
         7/24/2002       7/29/2002          15,700           $2.67
        ------------ ----------------- --------------- -----------------

                                        4

        ------------ ----------------- --------------- -----------------
         7/25/2002       7/30/2002         561,300           $2.40
        ------------ ----------------- --------------- -----------------
         7/26/2002       7/31/2002         250,000           $2.25
        ------------ ----------------- --------------- -----------------
         7/29/2002       8/1/2002          677,800           $2.19
        ------------ ----------------- --------------- -----------------
         7/30/2002       8/2/2002         1,264,700          $2.21
        ------------ ----------------- --------------- -----------------
         7/31/2002       8/5/2002         2,734,600          $1.85
        ------------ ----------------- --------------- -----------------

* The prices set forth above do not reflect selling commission and/or fees.

            The shares of Common Stock that were sold as indicated above represent 7.11% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 6.74% on a partially diluted basis. In the aggregate, Aquila beneficially owns 23,739,079 shares of Issuer's Common Stock, which represent 30.65% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 29.06% on a partially diluted basis.

ITEM 6.  CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

         On July 23, 2002, Aquila entered into a Stock Sales Plan with Raymond
James Financial, Inc., which is described in greater details above in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Stock Sales Plan between Aquila, Inc. and Raymond James Financial, Inc.
dated July 23, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 31, 2002               Aquila, Inc.

                                     By:  /s/ Leslie J. Parrette, Jr.
                                     Name:    Leslie J. Parrette, Jr.
                                     Title:   Senior Vice President, General
                                              Counsel  and  Corporate
                                              Secretary

                                STOCK SALES PLAN
                                     BETWEEN
                    AQUILA, INC. AND RAYMOND JAMES FINANCIAL

         This Stock Sales Plan, dated July 23, 2002 (the "Sales Plan") is made and entered into by and between Aquila, Inc. ("Seller") and Raymond James
Financial ("Broker").

         WHEREAS, the Seller desires to establish this Sales Plan to sell shares of common stock, par value $.01 per share (the "Stock"), of Quanta Services,
Inc. (the "Issuer"); and

         WHEREAS, the Seller desires to engage Broker to effect sales of shares of the Stock in accordance with the Sales Plan;

         NOW, THEREFORE, the Seller and Broker hereby agree as follows:

          1. Broker shall effect a sale or a series of sales (each a "Sale"), within Broker's sole discretion, from time to time after July 23, 2002, on the
New York Stock Exchange (the "Exchange") of up to the maximum number of shares of Stock permitted to be sold by Seller under the volume limitations set forth in Rule 144 under the Securities Act of 1933 at the then prevailing market price.

          2. This Sales Plan shall become effective on July 23, 2002 and shall terminate on the date such maximum number of shares of the Stock has been sold or such earlier time as determined by the Seller.

          3. Seller understands that Broker may not be able to effect a Sale due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker. If any Sale cannot be executed as required by paragraph 1 due to a market disruption, a legal, regulatory or contractual restriction applicable to the Broker, Broker shall effect such Sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event.

          4. Seller represents and warrants that it is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer
(including the Stock), is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent the Broker from conducting Sales in accordance with this Sales Plan and is entering into this Sales Plan in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule
10b5-1 under the Securities Exchanges Act of 1934 (the "Exchange Act").

          5. Seller shall immediately notify the Broker if he becomes subject to a legal, regulatory or contractual restriction or undertaking that would prevent the Broker from making Sales pursuant to this Sales Plan, and, in such a case,
Seller and Broker shall cooperate to amend or otherwise revise this Sales Plan to take account of such legal, regulatory or contractual restriction or undertaking (provided that neither party shall be obligated to take any action that would be inconsistent with the requirements of Rule 10b5-1(c)).

          6. Broker represents and warrants that it is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer
(including the Stock) and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent the Broker from conducting Sales in accordance with this Sales Plan. Broker covenants that it will not conduct any Sales while in possession of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock).

          7. It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this
Sales Plan shall be interpreted to comply with the requirements of Rule
10b5-1(c).

          8. Broker agrees to conduct all Sales in accordance with the manner of sale requirement of Rule 144 under the Securities Act of 1933, and in no event shall Broker effect any Sale if such Sale would exceed the then applicable volume limitation under Rule 144, assuming Broker's Sales under this Sales Plan are the only sales subject to that required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take any action that would cause the Sales not to comply with Rule 144. Seller will be responsible for making all required Form 144 filings.

          9. Seller agrees to make all filings, if any, required under Sections
13(d) and 16 of the Exchange Act.

          10. This Sales Plan shall be governed by and construed in accordance with the laws of the State of Missouri and may be modified or amended only by a writing signed by the parties hereto.

                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

AQUILA, INC.

/s/ Richard C. Green, Jr.
------------------------------------
Name:  Richard C. Green, Jr.
Title: Chairman

RAYMOND JAMES FINANCIAL, INC.

/s/ Jeffrey Fordham
------------------------------------
Name:  Jeffrey Fordham
Title: Senior Vice President